# RICHEMONT

02 SEP -5 AM 11:32

**Via airmail**

02049749

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

22 August 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts for the invitation of our Annual General Meeting in French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 171 248 9929 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 9/6

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2 CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22 TELEFAX 041 711 71 02 TELEX 862 336 CFR CH

RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

## TRAKTANDEN

1. Geschäftsberichte
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. Verwendung des Bilanzgewinnes
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 275 600 000

3. Entlastung der Mitglieder des Verwaltungsrates
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

4. Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache
Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln. Die Angelegenheiten unter diesem Punkt der Traktandenliste werden notariell beurkundet von Dr. Andreas Renggli, Rechtsanwalt & Notar.

5. Wahlen in den Verwaltungsrat
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

6. Wahl des Konzernprüfers und der Revisionsstelle
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG PICTET & CIE
BANK VONTOBEL AG BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Nikolaus Senn, Präsident des Verwaltungsrates
Johann Rupert, Delegierter des Verwaltungsrates
Zug, den 9. August 2002

201743

Der Bund 16 August 2002

# RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

## TRAKTANDEN

**1. Geschäftsberichte**

Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

**2. Verwendung des Bilanzgewinnes**

Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr. 275 600 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr. 275 600 000

**3. Entlastung der Mitglieder des Verwaltungsrates**

Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

**4. Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**

Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

**5. Wahlen in den Verwaltungsrat**

Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

**6. Wahl des Konzernprüfers und der Revisionsstelle**

Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Nikolaus Senn, Präsident des Verwaltungsrates — Johann Rupert, Delegierter des Verwaltungsrates — Zug, den 9. August 2002

GVISPB BQPU

Basler Zeitung 16 August 2002

RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

### TRAKTANDEN

1. **Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:
Vortrag auf neue Rechnung SFr 275 600 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

4. **Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**
Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

5. **Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

6. **Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

---

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Nikolaus Senn, Präsident des Verwaltungsrates
Johann Rupert, Delegierter des Verwaltungsrates
Zug, den 9. August 2002

P1695295 b144095468

L'AGEFI

16 August 2002

# RICHEMONT

## CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont AG aura lieu le jeudi 12 septembre 2002 à 10 heures dans la «Grosser Saal», Artherstrasse 2-4, 6300 Zoug, Suisse.

## ORDRE DU JOUR

**1. Rapport d'activité**
Les Administrateurs soumettront à l'approbation des actionnaires, après lecture des rapports des réviseurs, les états financiers consolidés, les états financiers de la Société et le rapport du Conseil pour l'exercice clos le 31 mars 2002.

**2. Affectation du résultat**
Le Conseil d'Administration propose d'affecter comme suit les bénéfices non distribués au 31 mars 2002, qui s'élèvent à CHF 275 600 000 :

Solde à reporter à nouveau compte CHF 275 600 000

**3. Quitus au Conseil d'Administration**
Le Conseil d'Administration propose de donner quitus à ses membres pour l'exercice clos le 31 mars 2002.

**4. Transfert du siège social de la Compagnie à Genève et adoption des statuts en langue française**
Le Conseil d'Administration propose que le siège social de la Compagnie soit transféré de Zoug à Genève et que la Société adopte les statuts en langue française. Le Conseil d'Administration propose en plus de rectifier l'article 2 des statuts de la Compagnie qui reflète le changement du siège social.

**5. Élections au Conseil d'Administration**
Le Conseil d'Administration propose de réélire pour un nouveau mandat d'un an MM. Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton, et Ernst Verloop. Le Conseil d'Administration en plus propose que Dr Franco Cologni soit élu membre du Conseil d'Administration.

**6. Choix de l'organe de révision**
Le Conseil d'Administration propose de renouveler pour un an à PricewaterhouseCoopers AG le mandat d'Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

---

Le bilan du groupe et de la Société ainsi que les rapports des réviseurs et le rapport des directeurs pour l'exercice clos le 31 mars 2002 avec les détails de la révision des statuts de la société pourront être consultés au siège de la société à compter du 19 août 2002. Une copie du bilan, des rapports des réviseurs et du rapport des directeurs qui sont contenus dans le rapport annuel 2002 de Richemont seront envoyés aux actionnaires à leur demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote peuvent être retirés jusqu'au 6 septembre 2002 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Les actionnaires peuvent se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas nécessairement être lui-même actionnaire. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la loi suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Andreas Renggli, notaire, Baarerstrasse 8, 6300 Zoug, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'Administration.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le nombre et la valeur nominale des actions qu'ils représentent, ainsi que le numéro de référence de leurs cartes d'admission, le plus rapidement possible et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne, ainsi que les gestionnaires de fortune professionnels et les fidéicommis.

Pour le Conseil d'Administration:

**Nikolaus Senn**
Président

**Johann Rupert**
Administrateur Délégué

Zoug, le 9 août 2002

LE TEMPS 16 August 2002

# RICHEMONT

## CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont AG aura lieu le jeudi 12 septembre 2002 à 10 heures dans la «Grosser Saal», Artherstrasse 2-4, 6300 Zoug, Suisse.

## ORDRE DU JOUR

1. **Rapport d'activité**
   Les Administrateurs soumettront à l'approbation des actionnaires, après lecture des rapports des réviseurs, les états financiers consolidés, les états financiers de la Société et le rapport du Conseil pour l'exercice clos le 31 mars 2002.

2. **Affectation du résultat**
   Le Conseil d'Administration propose d'affecter comme suit les bénéfices non distribués au 31 mars 2002, qui s'élèvent à CHF 275 600 000 :

   Solde à reporter à nouveau compte CHF 275 600 000

3. **Quitus au Conseil d'Administration**
   Le Conseil d'Administration propose de donner quitus à ses membres pour l'exercice clos le 31 mars 2002.

4. **Transfer du siège social de la Compagnie à Genève et adoption des statuts en langue française**
   Le Conseil d'Administration propose que le siège social de la Compagnie soit transféré de Zoug à Genève et que la Société adopte les statuts en langue française. Le Conseil d'Administration propose en plus de rectifier l'article 2 des statuts de la Compagnie qui reflète le changement du siège social.

5. **Élections au Conseil d'Administration**
   Le Conseil d'Administration propose de réélire pour un nouveau mandat d'un an MM. Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton, et Ernst Verloop. Le Conseil d'Administration en plus propose que Dr. Franco Cologni soit élu membre du Conseil d'Administration.

6. **Choix de l'organe de révision**
   Le Conseil d'Administration propose de renouveler pour un an à PricewaterhouseCoopers AG le mandat d'Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

---

Le bilan du groupe et de la Société ainsi que les rapports des réviseurs et le rapport des directeurs pour l'exercice clos le 31 mars 2002 avec les détails de la révision des statuts de la société pourront être consultés au siège de la société à compter du 19 août 2002. Une copie du bilan, des rapports des réviseurs et du rapport des directeurs qui sont contenus dans le rapport annuel 2002 de Richemont seront envoyés aux actionnaires à leur demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote peuvent être retirés jusqu'au 6 septembre 2002 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Les actionnaires peuvent se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas nécessairement être lui-même actionnaire. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la loi suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Andreas Renggli, notaire, Baarerstrasse 8, 6300 Zoug, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'Administration.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le nombre et la valeur nominale des actions qu'ils représentent, ainsi que le numéro de référence de leurs cartes d'admission, le plus rapidement possible et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques, et les caisses d'épargne, ainsi que les gestionnaires de fortune professionnels et les fidéicommis.

Pour le Conseil d'Administration:

Nikolaus Senn
Président

Johann Rupert
Administrateur Délégué

Zoug, le 9 août 2002

Neue Zürich Zeitung 16 August 2002

# RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

## TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:

   Vortrag auf neue Rechnung SFr 275 600 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

4. **Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**
   Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

5. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

6. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

---

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Nikolaus Senn, Präsident des Verwaltungsrates
Johann Rupert, Delegierter des Verwaltungsrates
Zug, den 9. August 2002

Finanz und Wirtschaft 17 August 2002

RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

## TRAKTANDEN

**1. Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

**2. Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 275 600 000

**3. Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

**4. Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**
Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

**5. Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

**6. Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

---

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Nikolaus Senn
Präsident des Verwaltungsrates

Johann Rupert
Delegierter des Verwaltungsrates

Zug, den 9. August 2002

File no 82-4102



# RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

## TRAKTANDEN

**1. Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

**2. Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 275 600 000

**3. Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

**4. Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**
Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

**5. Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

**6. Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

---

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute, sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

| | | |
|---|---|---|
| **Nikolaus Senn**<br>Präsident des Verwaltungsrates | **Johann Rupert**<br>Delegierter des Verwaltungsrates | Zug, den 9. August 2002 |

La Voix du Luxembourg 16 August 2002

RICHEMONT

## EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont AG, Zug, findet statt am Donnerstag, 12. September 2002, 10.00 Uhr, im «Grossen Saal», Artherstrasse 2-4, 6300 Zug.

### TRAKTANDEN

1. **Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2002 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2002 von SFr 275 600 000 wie folgt zu verwenden:

| | |
|---|---|
| Vortrag auf neue Rechnung | SFr 275 600 000 |

3. **Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2002 zu Ende gegangene Geschäftsjahr.

4. **Verlegung des Firmensitzes nach Genf und die Einführung der Statuten in französischer Sprache**
Der Verwaltungsrat beantragt, dass der Firmensitz von Zug nach Genf verlegt wird und, dass die Statuten der Firma in französischer Sprache eingeführt werden. Im weiteren schlägt der Verwaltungsrat vor, dass Artikel 2 der Statuten abgeändert wird, um die Verlegung des Hauptsitzes zu widerspiegeln.

5. **Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Dr. Franco Cologni neu in den Verwaltungsrat zu wählen.

6. **Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers AG für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

---

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2002 endenden Geschäftsjahr und Details zu den vorgeschlagenen Änderungen der Gesellschaftsstatuten liegen ab 19. August 2002 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2002 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 6. September 2002 bei allen Niederlassungen der folgenden Banken bezogen werden:

| | |
|---|---|
| UBS AG | PICTET & CIE |
| BANK VONTOBEL AG | BANK VON ERNST & CIE AG |
| LOMBARD ODIER DARIER HENTSCH & CIE | |

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Dr. Andreas Renggli, Notar, Baarerstrasse 8, 6300 Zug, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

**Nikolaus Senn**
Präsident des Verwaltungsrates

**Johann Rupert**
Delegierter des Verwaltungsrates

Zug, den 9. August 2002